

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 2, 2011

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

> **Re: Fortune Brands, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-09076**

Dear Mr. Omtvedt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p style="text-align:center;">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capitalization, page 44

2. You disclose on page 93 that you have $487.7 million of undistributed earnings of foreign subsidiaries that were considered permanently reinvested as of December 31,

2010. We also note that more than 82% of your income from continuing operations during 2010 was derived from foreign operations. Please revise your MD&A to separately quantify the amount of cash and cash equivalents you held in the United States as of the most recent period end as compared to foreign jurisdictions. Please also revise to clarify that if you were to repatriate any cash balances held in foreign jurisdictions, you may have to provide for income taxes on those funds to the extent they were previously considered permanently reinvested.

Contractual Obligations and Other Commercial Commitments, page 48

3. Please revise to present a total for each column of the contractual obligations table.

Critical Accounting Policies and Estimates, page 49

4. Please revise your goodwill discussion on pages 50 and 51 to quantify the extent to which you have any goodwill that is at risk of impairment, similar to the discussion you provided for two of your indefinite-lived trademarks. Alternatively, please revise to indicate that the fair value of your goodwill substantially exceeded its carrying value as of your impairment testing date.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 58

5. The operating activities section of your cash flow statement includes a line item titled "other operating activities, net". Since this amount represents 15% of net cash provided by operating activities for the year ended December 31, 2010, please supplementally describe for us the nature of the individually significant items included in this line item. Please revise to disaggregate this amount into smaller components. Please also revise to present changes in other assets separate from changes in other liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3242 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief